

STATEMENT OF FINANCIAL CONDITION

Cantor Fitzgerald & Co.
December 31, 2023
With Report of Independent
Registered Public Accounting Firm

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	SEC FILE NUMBER
	8-201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTSFORM X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _Cantor Fitzgerald & Co._

TYPE OF REGISTRANT (check all applicable boxes):
☑Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 East 59th Street
_____
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Danny Salinas	212-294-7849	danny.salinas@cantor.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
_____
(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003		42
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

AFFIRMATION

I, Danny Salinas, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Cantor Fitzgerald & Co. (the "Partnership"), as of December 31, 2023, is true and correct. I further affirm that neither the Partnership nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Danny Salinas
Chief Financial Officer

On February 29, 2024, before me, the undersigned notary public, personally appeared Danny Salinas, personally known to me to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual executed the instrument.

Notary Public

Lissette Martinez
Notary Public, State of New York
Reg. NO. 01MA6356880
Qualified in Queens County
My Commission Expires 04/10/2025

This filing** contains (check all applicable boxes):

☑ Statement of Financial Condition.

☑ Notes to Statement of Financial Condition.

☐ Statement of Operations.

☐ Statement of Cash Flows.

☐ Statement of Changes in Partners' Capital.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ A copy of the SIPC Supplemental Report.

☐ Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the Commodity Exchange Act.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.

☐ Computation of CFTC Minimum Net Capital Requirement.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.

☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.

☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Partners and Officers of Cantor Fitzgerald & Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cantor Fitzgerald & Co. (the "Partnership") as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2008.

February 29, 2024

Cantor Fitzgerald & Co.
Statement of Financial Condition
December 31, 2023
(In Thousands)

Assets		
Cash and cash equivalents		$ 192,605
Cash and securities segregated under federal and other regulations		57,428
Collateralized agreements:		
Securities purchased under agreements to resell	$ 4,963,881	
Securities borrowed	2,243,329	
		7,207,210
Financial instruments owned (includes $4,900,850 pledged as collateral)		5,001,788
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers		529,215
Receivables from related parties		903
Fixed assets, net		3,846
Other assets		55,779
Total assets		$ 13,048,774
Liabilities, Subordinated Borrowings and Partners' Capital		
Financial instruments sold, not yet purchased		$ 1,210,727
Collateralized financings:		
Securities sold under agreements to repurchase	$ 9,061,677	
Securities loaned	1,351,341	
		10,413,018
Payables to broker-dealers, clearing organizations, customers and related broker-dealers		547,888
Accrued compensation		101,870
Accounts payable and accrued liabilities		28,996
Payables to related parties		120,444
Total liabilities		12,422,943
Commitments and contingencies (Note 6)		
Subordinated borrowings		205,000
Partners' capital:		
General partner		416,622
Limited partner		4,209
Total partners' capital		420,831
Total liabilities, subordinated borrowings and partners' capital		$ 13,048,774

See notes to statement of financial condition

1. General and Summary of Significant Accounting Policies

Description of Business – Cantor Fitzgerald & Co. (the "Partnership"), which is organized under the laws of the State of New York, is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and the Financial Industry Regulatory Authority ("FINRA"), a futures commission merchant ("FCM") registered with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Partnership's primary activities include providing investment banking and advisory services and trading in equity, exchange-traded funds, corporate, government, mortgage backed and municipal securities, and financial futures. In addition, the Partnership is in the business of clearing for correspondent customers, and is a primary dealer in United States of America ("U.S.") government securities. The Partnership is owned by Cantor Fitzgerald Securities ("CFS") (94%), the managing general partner, a majority owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP" and together with its subsidiaries, "Cantor") as well as CFLP CF&Co I Holdings, L.P. (1%), a limited partner, and wholly owned subsidiary of CFLP and CFGM CF&Co Holdings, LLC, LLC (5%), which is a subsidiary of CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP. In exchange for an indemnity from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% indirect interest in the Partnership to CFS.

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition that are not segregated under regulatory requirements to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations – Cash and securities segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers or dealers under the Commodity Exchange Act and Securities Exchange Act of 1934.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased – Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value primarily based on current listed market prices or broker quotes. The Partnership accounts for its investments in debt securities in accordance with the guidance in Accounting Standards Codification ("ASC") 320, *Investments — Debt and Equity Securities*. Financial instruments owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Partnership's statement of financial condition. Financial instrument transactions of the Partnership and the related principal transactions revenue are recorded on a trade-date basis.

Fair Value – U.S. GAAP defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires certain disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

1. General and Summary of Significant Accounting Policies *(continued)*

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Partnership separates Financial instruments owned and Financial instruments sold, not yet purchased into two categories: Cash Instruments and Derivative Contracts.

- Cash Instruments – Cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued primarily based on quoted market prices in active markets include most U.S. government securities and equities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Partnership does not adjust the quoted price for such instruments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price. The types of instruments valued primarily based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include certain U.S. government securities, agency securities, corporate bonds and municipal obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

- Derivative Contracts – Derivative contracts can be exchange-traded or transacted OTC. Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Partnership generally values exchange-traded derivatives using the closing price from the exchange. OTC derivatives typically fall within Level 2 of the fair value hierarchy. The Partnership generally values OTC derivatives using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. For OTC derivatives that trade in liquid markets, such as options, certain futures and To Be Announced mortgage backed securities ("TBAs"), model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. Inputs to the valuations of Level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Collateralized Agreements and Financings – Collateralized agreements are securities purchased under agreements to resell ("Reverse Repurchase agreements") and securities borrowed. Collateralized financings are securities sold under the agreements to repurchase ("Repurchase agreements") and securities loaned. The Partnership enters into these transactions to obtain financing, satisfy cash and securities segregated deposit requirements, and cover short sales. Where the requirements of ASC 210-20, *Balance Sheet Offsetting* ("ASC 210-20") are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the Statement of Financial Condition.

- Reverse Repurchase and Repurchase agreements – Reverse Repurchase and Repurchase agreements are recorded at the contractual amount for which the securities will be repurchased or resold, including

1. General and Summary of Significant Accounting Policies *(continued)*

accrued interest. The Partnership nets certain Reverse Repurchase agreements and Repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a fair value equal to, or in excess of, the principal amount loaned under Reverse Repurchase agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

- Securities borrowed and Securities loaned transactions – Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received, including accrued interest. The Partnership nets certain securities borrowed and securities loaned transactions when a legal right of offset exists under master netting arrangements, which are enforceable by law. Securities borrowed transactions require the Partnership to deposit cash with the lender. The Partnership monitors the fair value of securities borrowed and loaned on a daily basis and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers – Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers primarily represent principal transactions which have not settled, fails to deliver or received balances, cash deposited with various clearing organizations to conduct ongoing clearance activities, commissions receivable, customer margin deposits, Proprietary Accounts of Broker-Dealers ("PAB") payables, free credit balances, as well as other receivables and payables. Pursuant to the guidance in ASC 210, Balance Sheet, the Partnership presents certain Receivables from and Payables to on a net basis in the statement of financial condition.

Accrued Commissions Receivable, net – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities and other derivative brokerage transactions.

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with U.S. GAAP guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

Leases – The Partnership enters into leasing arrangements in the ordinary course of business as a lessee of office space, data centers and office equipment.

The Partnership determines whether an arrangement is a lease at inception. Right of use ("ROU") lease assets represent the Partnership's right to use an underlying asset for the lease term, and lease liabilities represent the Partnership's obligation to make lease payments arising from the lease. Other than for leases with an initial term of twelve months or less, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, the Partnership uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives.

Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Partnership will exercise that option.

Income Taxes – Income taxes are accounted for under "ASC" 740, *Income Taxes* ("ASC 740"), using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the

1. General and Summary of Significant Accounting Policies *(continued)*

enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC 740 clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to New York City Unincorporated Business Tax ("UBT"), Connecticut Pass-Through Entity ("PE") Tax, Tennessee Excise Tax and Texas Franchise Tax, for which it records income tax provisions.

Compensation Arrangements – CFLP provides awards to certain employees of the Partnership in the form of grant units. Grant units entitle the employees to participate in periodic distributions of Cantor's income and to receive certain post-termination payments. Grant units are accounted for under U.S. GAAP guidance, which requires the change in value of the post-termination liability for such awards at each reporting period.

Segment Information - The Company currently operates in one reportable segment, financial services.

New Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update ("ASU") No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The guidance is designed to provide relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements (e.g., loans, debt securities, derivatives, and borrowings) necessitated by reference rate reform as entities transition away from LIBOR and other interbank offered rates to alternative reference rates. This ASU also provides optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by reference rate reform. Application of the guidance is optional and only available in certain situations. The ASU is effective upon issuance and generally could be applied through December 31, 2022. In January 2021, the FASB issued ASU No. 2021-01, *Reference Rate Reform (Topic 848): Scope*. The amendments in this standard are elective and principally apply to entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform (referred to as the "discounting transition"). The standard expands the scope of ASC 848, *Reference Rate Reform* and allows entities to elect optional expedients to derivative contracts impacted by the discounting transition. Similar to ASU No. 2020-04, provisions of this ASU are effective upon issuance and generally could be applied through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. Because the current relief in ASC 848, *Reference Rate Reform* may not cover a period of time during which a significant number of modifications may take place, the amendments in ASU No. 2022-06 defer the sunset date from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in ASC 848. Management is evaluating and planning for adoption of the new guidance to determine the Partnership's transition plan and facilitate an orderly transition to alternative reference rates, and continuing its assessment on the Partnership's statement of financial condition.

In June 2022, the FASB issued ASU No. 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. The guidance increases the comparability of financial information across reporting entities that have investments in equity securities measured at fair value that are subject to contractual restrictions preventing the sale of those securities. The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, as a result, it should not be considered in measuring that equity security's fair value. The amendments also clarify that an entity cannot, as separate unit of account, recognize and measure a contractual sale restriction. The standard requires

1. General and Summary of Significant Accounting Policies *(continued)*

new disclosures about the fair value of equity securities subject to contractual sale restrictions, the nature of the restrictions and their remaining duration. The new standard became effective for the Partnership beginning January 1, 2024 and will be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Partnership's statement of financial condition.

In October 2023, the FASB issued ASU No. 2023-06, *Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. The standard is expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. The effective date for the guidance will be the date on which the SEC's removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027 the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. Management is currently evaluating the impact of the new standard on the Partnership's statement of financial condition.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The guidance was issued in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The standard will require a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Public entities with a single reportable segment will be required to provide the new disclosures and all the disclosures currently required under ASC 280. The new guidance will become effective for the Partnership's statement of financial condition issued for annual reporting periods beginning on January 1, 2024 and for the interim periods beginning on January 1, 2025, will require retrospective presentation, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's statement of financial condition.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The standard improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The new guidance will become effective for Partnership's statement of financial condition issued for annual reporting periods beginning on January 1, 2025, will require prospective presentation with an option for entities to apply it retrospectively for each period presented, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's statement of financial condition.

2. Fair Value Measurement

The Partnership's Financial instruments owned and Financial instruments sold, not yet purchased consisted of the following (in thousands):

	Financial instruments owned	Financial instruments sold, not yet purchased
As of December 31, 2023		
Agency mortgage backed securities	$ 3,787,569	$ –
Mortgage and other asset backed securities	476,246	47,023
U.S. government treasuries	470,669	1,076,278
U.S. government agencies and other obligations	155,268	12,447
Options	59,763	56,506
Equities	37,243	5,821
Corporate bonds	14,815	12,166
Futures	215	169
Swap agreements	–	317
Total	$ 5,001,788	$ 1,210,727

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under U.S. GAAP guidance at December 31, 2023 (in thousands):

Description	Assets at Fair Value at December 31, 2023			
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial instruments owned:				
Agency mortgage backed securities	$ –	$ 3,787,569	$ –	$ 3,787,569
Mortgage and other asset backed securities	–	476,246	–	476,246
U.S. government treasuries	470,669	–	–	470,669
U.S. government agencies and other obligations	–	155,268	–	155,268
Options	59,763	–	–	59,763
Equities	36,875	368	–	37,243
Corporate bonds	–	14,815	–	14,815
Futures	–	215	–	215
Total	$ 567,307	$ 4,434,481	$ –	$ 5,001,788

2. Fair Value Measurement *(continued)*

| | Liabilities at Fair Value at December 31, 2023 | | | |
Description	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial instruments sold, not yet purchased:				
U.S. government treasuries	$ 1,076,278	$ –	$ –	$ 1,076,278
Options	56,506	–	–	56,506
Mortgage and other asset backed securities	–	47,023	–	47,023
U.S. government agencies and other obligations	–	12,447	–	12,447
Corporate bonds	–	12,166	–	12,166
Equities	5,644	177	–	5,821
Swap agreements	–	317	–	317
Futures	–	169	–	169
Total	$ 1,138,428	$ 72,299	$ –	$ 1,210,727

Derivative Contracts – The Partnership does not designate any derivative contracts as hedges for accounting purposes. U.S. GAAP requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net–by–counterparty basis where a legal right to offset exists under an enforceable netting agreement, as applicable.

The derivative contracts are recorded as part of Financial instruments owned and Financial instruments sold, not yet purchased in the Partnership's statement of financial condition as follows (in thousands):

| | As of December 31, 2023 | | |
Description	Notional Amount[2]	Assets	Liabilities
Options	$ 4,121,239	$ 59,763	$ 56,506
TBAs[1]	3,627,225	4,601	42,960
Futures	2,989,719	215	169
Swap agreements	1,000,200	–	317

(1) The fair value of TBA's is included in Mortgage and other asset backed securities in the Financial instruments owned and Financial instruments sold, not yet purchased tables above and the fair value hierarchy tables above.

(2) Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity and do not represent anticipated losses.

3. Receivables from and Payables to Broker–Dealers, Clearing Organizations, Customers and Related Broker–Dealers

Receivables from and Payables to broker-dealers and clearing organizations primarily represent amounts due on undelivered mortgage-backed securities, government securities, equities and corporate bonds, cash on deposit with clearing organizations and receivables from clearing brokers.

At December 31, 2023, Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers included the following (in thousands):

	Receivables	Payables
Contract values of fails to deliver/receive	$ 231,806	$ 141,841
Clearing brokers and clearing organizations	161,070	704
Receivables/payables from/to customers	101,058	237,194
Other receivables/payables from/to broker-dealers and related broker-dealers	33,410	29,181
Accrued commissions receivable, net	1,871	–
Pending trades, net	–	138,968
Total	$ 529,215	$ 547,888

As of December 31, 2023, the Partnership had payables to affiliated broker-dealers of $0.4 million (see Note 7 – Related Party Transactions, for additional information related to these payables).

Receivables from and Payables to customers primarily represent open fails to deliver and fails to receive transactions, respectively. Substantially all open fails to deliver and fails to receive transactions as of December 31, 2023 have subsequently settled at the contracted amounts.

Receivables from and Payables to customers also include amounts due on cash transactions.

4. Securities Financing Transactions

The following tables show the gross and net contract amounts of collateralized agreements and collateralized financings at December 31, 2023 (in thousands):

	As of December 31, 2023					
	Assets			**Liabilities**		
	Securities purchased under agreements to resell	**Securities borrowed**	**Total collateralized agreements**	**Securities sold under agreements to repurchase**	**Securities loaned**	**Total collateralized financings**
Gross amount	$ 11,736,888	$ 2,842,592	$ 14,579,480	$ 16,433,946	$ 1,351,341	$ 17,785,287
Less: gross amount offsets	6,773,007	599,263	7,372,270	7,372,269	–	7,372,269
Net amount presented in the Partnership's statement of financial condition	4,963,881	2,243,329	7,207,210	9,061,677	1,351,341	10,413,018
Less: amount not offset in the Partnership's statement of financial condition Collateral[1]	4,919,327	2,178,150	7,097,477	8,994,170	1,351,341	10,345,511
Net amount	$ 44,554	$ 65,179	$ 109,733	$ 67,507	$ –	$ 67,507

[1] Represents amounts which are not permitted to be offset on the Partnership's statement of financial condition in accordance with ASC 210-20, *Balance Sheet – Offsetting-* but which provide the Partnership with the right of offset in the event of default.

As of December 31, 2023, the Partnership had securities borrowed transactions of $422.6 million with an affiliate. As of December 31, 2023, the Partnership had securities loaned transactions of $197.7 million with an affiliate. As of December 31, 2023, the Partnership had Repurchase agreements of $602.8 million with affiliates. As of December 31, 2023, the Partnership had no Reverse Repurchase agreements with affiliates.

4. Securities Financing Transactions *(continued)*

The following table shows collateralized financings by class of collateral pledged and maturity date (in thousands):

	Overnight and continuous	2 to 30 days	31 to 90 days	91 days to 1 year	Greater than 1 year	Total
Securities sold under agreements to repurchase						
U.S. government and agency obligations	$ 7,532,092	$ 995,824	$ 100,683	$ 100,216	$ –	$ 8,728,815
Securities backed by real estate	228,305	28,885	29,367	–	–	286,557
Other debt obligations	16,033	12,406	–	–	–	28,439
Equities	4,668	–	–	–	–	4,668
Corporate debt securities	13,198	–	–	–	–	13,198
Total	$ 7,794,296	$ 1,037,115	$ 130,050	$ 100,216	$ –	$ 9,061,677
Securities loaned						
Equities	1,350,891	–	–	–	–	1,350,891
Corporate debt securities	450	–	–	–	–	450
Total	1,351,341	–	–	–	–	1,351,341
Total collateralized financings	$ 9,145,637	$1,037,115	$ 130,050	$ 100,216	$ –	$ 10,413,018
Gross amount of recognized liabilities for collateralized financings						$ 17,785,287
Amounts related to agreements not included in offsetting disclosure						$ 7,372,269

In connection with securities financing transactions, the Partnership accepts and pledges collateral (U.S. government and agency obligations, corporate obligations, as well as equity securities) that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker-dealers in connection with both Reverse Repurchase agreements and Securities Borrowed transactions. As of December 31, 2023, the gross and net fair value of such collateral received from counterparties was $17.2 billion and $9.8 billion, respectively. As of December 31, 2023, the gross and net fair value of such collateral loaned to counterparties was $20.5 billion and $13.1 billion, respectively. Additionally, a portion of collateral received is used by the Partnership to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations. At December 31, 2023, collateral with fair value of $1.1 billion had been delivered against securities sold short or repledged by the Partnership.

5. Fixed Assets, net

Fixed assets, net consisted of the following (in thousands):

	December 31, 2023
Leasehold improvements and other fixed assets	$ 10,951
Computer and communication equipment	5,675
Software, including software development costs	3,420
	20,046
Less: accumulated depreciation and amortization	16,200
Fixed assets, net	$ 3,846

The carrying value of the capitalized software development costs amounted to $1.8 million as of December 31, 2023.

6. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

Employment and Competitor-Related Litigation – From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims, and arbitration between competitors regarding employee hiring are not uncommon.

The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the Partnership's statement of financial condition.

Financing – At December 31, 2023, in connection with its financing activities, the Partnership had commitments to enter into or extend Repurchase and Reverse Repurchase agreements. At December 31, 2023, there were $0.4 billion in Reverse Repurchase commitments and $0.1 billion in Repurchase commitments.

7. Related Party Transactions

The Partnership's Receivables from and Payables to related parties represent uncollateralized advances and amounts for support services provided.

For the year ended December 31, 2023, the Partnership earned revenue from providing investment banking services and securities financing transaction to affiliates for which the uncollected balances are included in Receivables from related parties and Collateralized agreements, respectively, in the Partnership's statement of financial condition.

For the year ended December 31, 2023, the Partnership was charged by Cantor affiliates for securities financing transaction for which the unpaid balances are included in Collateralized financings in the Partnership's statement of financial condition.

The Partnership charges dealer commissions to affiliates for the sale of Real Estate Investment Trusts and Delaware Statutory Trusts for which uncollected balances are included in Receivables from related parties in the Partnership's statement of financial condition.

7. Related Party Transactions *(continued)*

The Partnership has entered into non-financial guarantees on behalf of CFS. See Note 10 – Financial Instruments and Off-Balance Sheet Risk for further detail related to these transactions.

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. Under an Amended and Restated Joint Services Agreement between the Partnership and BGC Partners, L.P. ("BGCP"), BGCP provides network, data center, server administration support, and other technology services to the Partnership. BGCP charges the Partnership for these services commensurate with the cost of providing these services. In addition, for the year ended December 31, 2023, the Partnership was charged for rent allocations, utilities, maintenance and other occupancy related costs and the unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition. Cantor and other affiliates provide the Partnership with clearing and settlement services for a fee, under contractual agreements. Unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition.

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees receive forgivable loans. Unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition.

The Partnership has subordinate borrowings with affiliates. See Note 12 – Subordinated Borrowings for further detail related to these transactions.

As of December 31, 2023, the Partnership had an equity method investment of $11.4 million, which is included in Other assets in the Partnership's Statement of Financial Condition.

8. Grant Units

CFLP provides awards to certain employees in the form of grant units. Grant units entitle the employees to participate in periodic distributions of Cantor's net income and to receive certain post-termination payments. The notional value of these grant units is equal to the aggregate post-termination payments of such units. These amounts are generally to be paid in four equal installments on each anniversary of a partner's termination if the partner complies with all provisions of their agreement. Grant units generally vest over a period up to four years. Under U.S. GAAP guidance the grant units are re-measured at the end of every reporting period, and accordingly, any changes in the fair value of such post-termination payments are allocated to the Partnership as of December 31, 2023. Compensation and employee benefits in the Partnership's statement of operations and the related grant liability is recorded on CFLP as of December 31, 2023.

9. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3–1"). The Partnership has elected to compute its net capital using the alternative method, which requires the Partnership to maintain minimum net capital equal to the greater of $1.5 million, or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3–3") customer reserve computation, plus excess margin collected on resale agreements, as defined. As a registered FCM, the Partnership is subject to Regulation 1.17 of the CFTC, which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of customer and non–customer risk maintenance margin requirement, or $1.0 million. As such, the CFTC's adjusted net capital is greater than the Rule 15c3-1's alternative method minimum net capital requirement. At December 31, 2023, the Partnership had net capital, as defined, of $390.4 million, which was $385.8 million in excess of its required net capital.

The Partnership is required to perform a computation of the customer reserve requirements pursuant to The SEC's Customer Protection Rule ("Rule 15c3–3"). As of December 31, 2023, the Partnership had no segregated qualified securities in a special reserve account, and had $39.0 million in cash for the exclusive benefit of customers, which is

9. Regulatory Requirements *(continued)*

included in Cash and securities segregated under federal and other regulations in the Partnership's statement of financial condition.

The Partnership is also required to perform a computation of reserve requirements for PAB pursuant to Rule 15c3–3. As of December 31, 2023, the Partnership segregated cash of $13.2 million into a special reserve account for the exclusive benefit of PAB customers, which is included in Cash segregated under federal and other regulations in the Partnership's statement of financial condition.

The Partnership is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. As of December 31, 2023, the Partnership had $205.0 million in subordinated borrowings.

As an FCM, the Partnership is required to perform computations of the requirements of Section 4d(F) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2023, the Partnership had assets segregated, secured and held in separate accounts totaling $5.2 million, all of which was cash and exceeded requirements by $5.2 million.

10. Financial Instruments and Off-Balance Sheet Risk

Guarantees – The Partnership is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's statement of financial condition.

In addition, the Partnership has entered into non-financial guarantees on behalf of CFS, a subsidiary of Cantor for various U.S. and non-U.S. based brokers engaging in interest rate swap transactions with U.S. counterparties for regulatory purposes. The Partnership's liability under these arrangements is not quantifiable. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's statement of financial condition.

Risks and Uncertainties – The Partnership generates revenue by providing securities trading and brokerage services to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenue for these services is transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a credit approval process to limit exposure to counterparty risk and employs monitoring to control the counterparty risk for the matched principal businesses. The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Financial Instruments with Off–Balance–Sheet Risk – The Partnership enters into TBAs to facilitate customer transactions and provide an economic hedge for the Partnership's trading inventory. The Partnership also enters into swaps and futures contract to provide an economic hedge for the Partnership's trading inventory. The Partnership also enters into option contracts to facilitate customer transactions.

10. Financial Instruments and Off-Balance Sheet Risk *(continued)*

Such transactions may expose the Partnership to significant off–balance sheet risk in the event the collateral is not sufficient to fully cover losses, which customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations. The Partnership's customer financing and securities settlement activities may require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned.

Trading Activities – The Partnership's primary activities include securities sales and trading services to institutional clients and other broker-dealers. To facilitate customer transactions, the Partnership will take principal positions in financial instruments, such as government, agency mortgage backed securities, corporate obligations, equities and options facilitation.

Market Risk – In the normal course of business, the Partnership enters into transactions to purchase inventory securities and sell securities not yet purchased, which are recorded as assets and liabilities in the Partnership's statement of financial condition. Market risk is the potential loss the Partnership may incur as a result of changes in the market or fair value of a particular financial instrument. The Partnership's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Partnership manages market risk by setting and monitoring adherence to risk limits, including hedging, aging, notional and concentration limits.

Operational Risk – In providing a comprehensive array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events.

Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

Concentration of Credit Risk – Financial instruments that potentially subject the Partnership to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation maximum coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact of the Partnership's financial condition.

11. Collateralized Borrowings

The Partnership has a $150.0 million committed, secured bank facility that permits the Partnership to finance a broad array of U.S. fixed income and equity securities. The facility is structured as a 364 day senior secured revolving credit facility. The facility is used on a periodic basis to finance inventory. On April 28, 2022, the Partnership entered into an amendment and restatement of the secured bank facility, pursuant to which, the maturity date was extended to April 27, 2023, and borrowings under this agreement will bear interest based on either the Secured Overnight Financing Rate ("SOFR") or a defined base rate plus additional margin. On April 27, 2023, the Partnership entered into an amendment to the $150.0 million committed, secured bank facility, pursuant to which, the maturity date was extended to April 25, 2024. There were no borrowings outstanding under the facility at December 31, 2023.

12. Subordinated Borrowings

During June 2011, the Partnership entered into two subordinated borrowing agreements with CFLP and CFS in the amounts of $1.3 million and $128.7 million, respectively. On July 1, 2023, the Partnership entered into an amendment of the subordinated borrowing agreements, pursuant to which, the borrowings under these agreements will bear interest based on the SOFR rate plus 600 basis points, maturing June 15, 2025.

During December 2013, the Partnership entered into an additional subordinated borrowing agreement with CFLP in the amount of $75.0 million. On July 1, 2023, the Partnership entered into an amendment of the subordinated borrowing agreement, pursuant to which, the borrowing under this agreement will bear interest based on the SOFR rate plus 600 basis points, maturing December 31, 2025.

The unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition. These borrowings are subordinated to the claims of general creditors, approved by FINRA and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

13. Income Taxes

As of December 31, 2023, the Partnership had net deferred tax assets of $7,926, which consists primarily of book-tax differences related to grant units and accrued compensation.

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there were no material tax liabilities as of December 31, 2023. As of December 31, 2023, the Partnership did not accrue any interest or penalties. The Partnership is presently under UBT examination for the 2006 through 2019 years, and is presently under examination by the United States federal authorities for the year of 2020, The partnership is no longer subject to examination by US federal and state and non-UBT local authorities for the years prior to 2019 and 2017, respectively.

14. Leases

The Partnership, acting as a lessee, has operating leases primarily relating to office space and office equipment. The leases have remaining lease terms of 0.1 years to 8.8 years, some of which include options to extend the leases in 1 to 10 year increments for up to 20 years. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. Certain leases also include periods covered by an option to terminate the lease if the Partnership is reasonably certain not to exercise the termination option. All leases were classified as operating leases as of December 31, 2023.

Pursuant to the accounting policy election, leases with an initial term of twelve months or less are not recognized on the balance sheet.

ASC 842, *Leases* requires the Partnership to make certain assumptions and judgments in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate.

The Partnership determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to the control the use of an identified asset for a period of time in exchange for consideration. If the Partnership has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Partnership accounts for the identified asset as a lease. The Partnership has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees. As the rate implicit in the lease is not usually available, the Partnership uses an incremental borrowing rate ("IBR") based on the information available at the commencement date in determining the present value of lease payments. The Partnership has elected to use a portfolio approach for the

14. Leases (*continued*)

IBR, applying corporate bond rates to the leases. The Partnership calculates the appropriate rates with reference to the lease term and lease currency. The Partnership will use information available at the lease commencement date to determine the discount rate for any new leases.

The Partnership subleases certain real estate to third parties. The value of these commitments was not material to the Partnership's December 31, 2023 statement of financial condition.

As of December 31, 2023, the Partnership did not have any leases that have not yet commenced but that create significant rights and obligations.

Supplemental information related to the Partnership's operating leases is as follows (in thousands):

	Classification in Statement of Financial Condition	As of December 31, 2023
Assets		
Operating lease right-of-use-assets	Other assets	$ 12,169
Liabilities		
Operating lease liabilities	Accounts payable and accrued liabilities	$ 13,129

	As of December 31, 2023
Weighted-average remaining lease term	
Operating leases (years)	7.1
Weighted-average discount rate	
Operating leases	5.7%

The following table shows the Partnership's maturity analysis of its operating lease liabilities (in thousands):

Years Ending December 31,	Operating Leases
2024	$ 3,131
2025	3,119
2026	3,111
2027	3,121
2028	2,006
Thereafter	5,990
Total lease payments	20,478
Interest	(7,349)
Present value of lease liabilities	$ 13,129

15. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events, that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.